

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 23, 2020

Nabyl Charania
Chief Executive Officer, Director
Rokk3r, Inc.
2121 NW 2nd Avenue #203
Miami, Florida 33127

> **Re:** **Rokk3r Inc.**
> **Amendment Number One to Schedule 13E-3**
> **Filed on April 21, 2020 by Rokk3r, Inc.**
> **File No. 005-78571**

Dear Mr. Charania,

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so we may better understand the disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

Schedule 13E-3/A

General

1. We note the response and revised disclosures provided in reply to prior comment three of our correspondence dated April 9, 2020. Please revise the disclosure document to be distributed to unaffiliated security holders to include all of the information required by Schedule 13E-3 and the Instructions thereto, including Instruction C, for each additional affiliated filing person. Each new filing person must state whether or not such person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and the material factors upon which each relied in reaching such a conclusion. See Item 8 to Schedule 13E-3, Item 1014 of Regulation M-A and Q & A No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

Item 13. Financial Statements

2. Financial information has been incorporated by reference from the associated information statement filed under cover of Schedule 14C, which in turn incorporates financial data by reference from periodic reports. Under General Instruction F of Schedule 13E-3, however, an express reference must be made to a document that explicitly contains the required information. Under Item 16 of Schedule 13E-3 and corresponding Item 1016(a)(5) of Regulation M-A, the document from which the information has been so incorporated also must be filed as an exhibit. The reference to "a copy" in General Instruction F is only intended to mean the substantive content of information so incorporated as distinguished from the controlling requirement to identify the information so incorporated as an entry on the exhibit list. Accordingly, please revise the exhibit list.

Item 16. Exhibits | (a)(1) Preliminary Information Statement filed under cover of Schedule 14C

3. Please revise to include the correct address for the U.S. Securities and Exchange Commission under the heading, "Where You Can Find Additional Information."

        We remind you that Rokk3r, Inc. is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact me at (202) 551-3266 with any questions.

                                Sincerely,

                                /s/ Nicholas P. Panos

                                Nicholas P. Panos
                                Senior Special Counsel
                                Office of Mergers & Acquisitions

cc: Peter Jaslow, Esq.